# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0001336198
Persons authorized to receive notices and communications: Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Esopus Creek Value Series Fund LP - Series A (CIK 0001336198): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 704,636; sole dispositive power 0; shared dispositive power 704,636; aggregate amount beneficially owned 704,636 (2.61% of the class)
- Esopus Creek Advisors LLC (CIK 0001378067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 704,636; sole dispositive power 0; shared dispositive power 704,636; aggregate amount beneficially owned 704,636 (2.61% of the class)
- Sole Andrew L. (CIK 0001378121): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 704,636; sole dispositive power 0; shared dispositive power 704,636; aggregate amount beneficially owned 704,636 (2.61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Comment:
This Amendment No. 4 (this "Amendment No.4") amends the Schedule 13D filed on September 12, 2025 (the ("Original Schedule 13D") as amended by Amendment No. 1 ("Amendment No.1") on October 14, 2025, Amendment No. 2 ("Amendment No. 2") on October 17, 2025, and Amendment No.3 ("Amendment No.3") on December 3, 2025 (collectively, the "Schedule 13D"), which relates to the shares of common stock, par value $0.0001 per share (the "Common Stock" or "Shares") of Spirit Aviation Holdings, Inc., Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1731 Radiant Drive, Dania Beach, Florida 33004.

Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 27,044,569 Shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the date hereof, Esopus Creek Fund beneficially owned 704,636 Shares, constituting approximately 2.61% of the Shares outstanding. By virtue of its relationship with Esopus Creek Advisors discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by Esopus Creek Fund. Esopus Creek Advisors, Esopus Creek Fund and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 704,636 Shares, constituting approximately 2.61% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as follows:

(i) On February 24, 2025, Esopus Creek Fund sold over-the-counter 24,500 Shares at sale price of $0.4289 per Share, excluding commissions.

(ii) On February 25, 2025, Esopus Creek Fund sold over-the-counter 86,264 Shares at a sale price of $0.5108 per Share, excluding commissions.

(iii) On March 6, 2026, Esopus Creek Fund sold over-the-counter 500,000 Shares at a sale price of $0.3237 per Share, excluding commissions.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own at least 5% of the Issuer's Common Stock on February 24, 2026.

## Signatures
- Esopus Creek Value Series Fund LP - Series A: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (03/06/2026)
- Esopus Creek Advisors LLC: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (03/06/2026)
- Sole Andrew L.: /s/ Andrew L. Sole, Andrew L. Sole, a natural person (03/06/2026)